Exhibit 99.29

THIS IS A COVER PAGE ONLY. IF YOU WISH TO VIEW EXHIBIT “F”

TO THE AFFIDAVIT OF GORDON MARON CLICK HERE.

THIS IS EXHIBIT “F” REFERRED TO IN THE

AFFIDAVIT OF

GORDON MARON